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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018**_____ AND ENDING **12/31/2018**_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PORTFOLIO RESOURCES GROUP, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

800 BRICKELL AVENUE, SUITE 903

(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO 305 372-0299 EXT 405

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

900 S. PINE ISLAND ROAD, SUITE 110	FORT LAUDERDALE	FLORIDA	33324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ANTONIO CAMEJO _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC. _____ , as of DECEMBER 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On following page.

Signature

PRESIDENT
_____
Title

Sharon L. Vernon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRX902054	Jose and Olga Maraver
PRX902005	Antonio and Nora Camejo
PRX902013	Antonio Camejo
LVG132656	Carmen Elena Sosa
LVG131104	James Brewer Carias and Carmen Elena Sosa Brewer
LND001118	Juan Ignacio Sosa and Maria Elena Vera
LND131576	Juan Ignacio Sosa and Maria Elena Vera
LND900012	Maria Elena Sosa
LND900004	Juan I. Sosa
PRX902047	Juan Ignacio Sosa
PRX902039	Monica Vaca
PRX902021	Sharon L. Vernon
PRX591139	Investment Resources International, Inc.
PRX591147	Portfolio Resources Advisor Group, Inc.
LVG131252	Capital Management Resources
LVG131716	Capital Management Resources
LND131170	Inversiones Sosabas
LND132681	Pinto Enterprises, Ltd.
LND133010	Welsher Enterprises, S.A.

Portfolio Resources Group, Inc.

Financial Statements and
Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

Portfolio Resources Group, Inc.

Table of contents
December 31, 2018

EISNERAMPER

EisnerAmper LLP
900 South Pine Island Road, Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portfolio Resources Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

We have served as the Company's auditor since 2015. (Note: Partners of Mallah Furman joined EisnerAmper LLP in 2015. Mallah Furman had served as the Company's auditor since 2014.)

EISNERAMPER LLP
Fort Lauderdale, Florida
March 18, 2019



Portfolio Resources Group, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$ 453,134
Deposits with clearing organizations	100,000
Due from clearing broker	758,843
Prepaid expenses	117,916
Fixed assets and leasehold improvements, net	39,100
Other assets	23,325
Total assets	$ 1,492,318

Liabilities and Stockholders' Equity

Liabilities

Due to brokers	$ 519,885
Commissions payable	106,218
Due to related party	97,325
Deferred tax liability	3,341
Deferred rent liability	60,209
Accounts payable and accrued expenses	23,275
Total liabilities	810,253

Commitments and Contingencies (see note 7)

Stockholders' equity

Common stock - 1,000,000 shares authorized $1 par value; 142,258 shares issued; 123,333 outstanding and 18,925 held as treasury stock	142,258
Preferred stock - 100,000 shares authorized of Series A preferred shares $1 par value; 100,000 shares issued; 0 shares outstanding and 100,000 shares held as treasury stock	100,000
Paid-in capital	198,117
Treasury stock - 18,925 shares common; 100,000 shares preferred, at cost	(164,247)
Retained earnings	405,937
Total stockholders' equity	682,065
Total liabilities and stockholders' equity	$ 1,492,318

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Statement of Operations
Year ended December 31, 2018

Revenues		
Principal transactions	$	1,325,709
Commission income		2,773,623
Service fees and other income		2,547,470
Interest income		83,481
Total revenues		6,730,283
Expenses		
Commissions and clearing expenses		4,854,821
Compensation and related expenses		1,187,954
Professional fees		217,558
Occupancy expense		154,693
Other operating expenses		311,945
Total expenses		6,726,971
Income before income taxes		3,312
Provision (benefit) for income taxes		
Current		(38,052)
Deferred		(2,333)
Net income	$	43,697

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Statement of Changes in Stockholders' Equity
Year ended December 31, 2018

	Common Stock	Preferred Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance, beginning of year	$ 142,258	$ 100,000	$ 198,117	$ (164,247)	$ 362,240	$ 638,368
Net income	-	-	-	-	43,697	43,697
Balance, end of year	$ 142,258	$ 100,000	$ 198,117	$ (164,247)	$ 405,937	$ 682,065

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Statement of Cash Flows
Year ended December 31, 2018

Cash flows from operating activities		
Net income	$	43,697
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		7,805
Decrease (increase) in operating assets		
Due from clearing broker		(280,016)
Commissions receivable		10,519
Prepaid expenses		(34,049)
Other assets		(23,325)
Increase (decrease) in operating liabilities		
Due to brokers		42,178
Commissions payable		(79,299)
Due to related party		32,976
Deferred tax liability		(2,333)
Income tax payable		(109,167)
Deferred rent liability		4,110
Accounts payable and accrued expenses		(99,077)
Net cash used in operating activities		(485,981)
Cash flows from investing activities		
Purchases of fixed assets		(23,399)
Net decrease in cash		(509,380)
Cash and cash equivalents, beginning of year		962,514
Cash and cash equivalents, end of year	$	453,134
Supplemental disclosure of cash flow information		
Cash paid during the year for taxes	$	137,455
Cash paid during the year for interest	$	4,615

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Notes to Financial Statements
December 31, 2018

1. **Organization and Business**

   Portfolio Resources Group, Inc. (the "Company") is a corporation formed under the laws of the state of Florida. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   On January 1, 2018, the Company adopted ASU 2014-9, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-9") under the modified retrospective method. ASU 2014-9, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

   The adoption of ASU 2014-09 did not materially change the Company's historical pattern of recognizing revenue for commissions earned on securities transactions, administrative service fees and other revenue. The Company has applied the guidance in ASU 2014-09 only to contracts that are not completed as of January 1, 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

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Principal transactions and commission income. The Company buys and sells securities on behalf of its customers both as agent or on a riskless principal basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission, and if as principal, recognizes a gain. Principal transactions income, commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Service fees. The Company charges customers account administrative services fees. Revenue for administrative arrangements are generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Other income. The Company recognizes other income earned from account fees from customers and counterparties including clearing reimbursements paid by the clearing firm, and other expenses reimbursed where the Company controls a promised good or service before it transfers the good or service to the customer. In this case the Company is acting in a principal capacity and as a result recognizes revenue on a gross basis.

Cash and Cash Equivalents
Cash includes cash held at a bank. The Company considers investments in money market mutual funds to be cash equivalents.

Income Taxes
The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2018, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

As of and for the year ended December 31, 2018, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Fixed Assets and Leasehold Improvements
The Company's fixed assets and leasehold improvements are stated at cost net of accumulated depreciation and amortization of $233,134. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation and amortization are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets and leasehold improvements are depreciated and amortized using the straight-line method. Depreciation and amortization expense for the year ended December 31, 2018 was $7,805.

Deferred Rent Liability
The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

Preferred Stock
The Company previously authorized issuance of 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock pays a dividend of 3% per annum from funds legally available for distribution. The stock had no conversion rights to Common Stock, had no voting rights except with respect to matters pertaining to its rights and preferences, was redeemable at par by the Company after one year and by shareholder at any time after 5 years and had preference over common stock upon liquidation.

During the year ended December 31, 2018, there were no share transactions recorded by the Company. See Note 10 for the outstanding shares at December 31, 2018.

New Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lease recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is still evaluating the effect of ASU 2016-02 on its financial statements and on net capital.

3. **Transactions with Related Parties**

The Company maintains a human resources expense sharing agreement with Investment Resources International Inc., an affiliated company (the "Affiliate"). Pursuant to the agreement, the Company pays 87.5% of the total staff payroll, plus an additional 15% administrative service fee. The Affiliate provides employee services and other services to the Company. Included in compensation

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and related expenses is $945,794 for staff expenses and human resources services costs. Also included in other operating expenses is $80,000 for other professional services paid to the Affiliate. The Company and the Affiliate are related by common ownership. As of December 31, 2018, there is a due to related party of $97,325 to this Affiliate.

The Company also has rent expense sharing arrangements with two affiliates, Investment Resources International and Portfolio Resources Advisor Group, to pay a share of the office rent to the Company. For the year ended December 31, 2018, the rent reimbursements to the Company were $26,780 and are included in rent expense in the accompanying statement of operations.

The Company receives pass-through reimbursements of clearing charges from its affiliated investment advisory firms for clearing charges they incurred for executing trades in their clients' investment advisory accounts. For the year ended December 31, 2018 the clearing reimbursements were $119,022 which are included in service fee and other income.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Due From Clearing Broker**

Included in Due from Clearing Broker is $519,885 which is deposits of brokers' escrow accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000 per broker, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $486,000 which exceeded the required net capital by approximately $386,000. The Company's aggregate indebtedness to net capital ratio was 1.66 to 1.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

6. **Concentrations**

All cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Portfolio Resources Group, Inc.

Notes to Financial Statements
December 31, 2018

A significant portion of the Company's customers are located in Venezuela and Israel.

7. Commitments and Contingencies

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

8. Income Taxes

The components of the provision (benefit) for income taxes for the year ended December 31, 2018 are as follows:

Current tax expense (benefit)		
Federal	$	(38,861)
State		809
Total current tax expense (benefit)		(38,052)
Deferred tax expense (benefit)		
Federal		(1,736)
State		(597)
Total current tax expense (benefit)		(2,333)
Provision (benefit) for income tax	$	(40,385)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to depreciable assets (use of different methods to calculate depreciation and amortization for financial and tax reporting purposes) and tax loss carryovers.

Significant components of the Company's net deferred tax assets and liabilities as of December 31, 2018 are as follows:

10

Portfolio Resources Group, Inc.

Notes to Financial Statements
December 31, 2018

Deferred tax liability		
State net operating loss carryovers	$	964
Fixed assets		(4,305)
Net deferred tax liability	$	(3,341)

9. Operating Leases

The Company has occupied its current office space since 2006. On October 3, 2016, the Company signed an amended lease agreement extending the term of the lease to May 31, 2024 which also waived 4 months of 2017 rent and cancelled the previous provision for a letter of credit. The current monthly payment is $12,855 which represents base rent and sales tax. The future minimum rental payments due under the amended lease are as follows:

Year Ending December 31,		
2019	$	156,956
2020		161,668
2021		166,535
2022		171,525
2023		176,656
Thereafter		74,509
Total	$	907,849

The Company entered into a five-year operating lease on October 2016 for two copiers expiring October 2021. The monthly payment is $468 which represents base rent and sales tax. The future minimum lease payments due under the lease are as follows:

Year Ending December 31,		
2019	$	5,616
2020		5,616
2021		4,680
Total	$	15,912

For the year ended December 31, 2018, rent expense, net of expense sharing reimbursement, amounted to $154,693 and copier lease amounted to $5,100.

11

Portfolio Resources Group, Inc.

Notes to Financial Statements
December 31, 2018

10. **Treasury Stock**

There are 18,925 shares of common stock that were previously repurchased by the Company at a cost of $64,247. The shares are being held in treasury for reissuance. At the end of December 31, 2018, the total value of common treasury stock at cost is as follows:

8,925 shares	$	26,247
10,000 shares		38,000
	$	64,247

There are 100,000 shares of preferred stock that were redeemed during 2017 at a cost of $100,000. The shares are being held in treasury for reissuance at cost.

100,000 shares	$	100,000

11. **Preferred Dividends**

During the year ended December 31, 2018 the Company did not pay any dividends on its Series A preferred shares.

Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

Portfolio Resources Group, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Act of 1934
December 31, 2018

Stockholders' equity	$	682,065
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses		117,916
Fixed assets		39,100
Other asset		23,325
Total deductions		180,341
Net capital before haircuts on securities positions		501,724
Haircuts on securities positions:		
Money market fund		4,449
Brokers guarantee		10,398
Special reserves		232
Foreign currency		1,128
Total haircuts on securities positions:		16,207
Net capital		485,517
Minimum capital requirement (the greater of $100,000 or 6-2/3%		
of aggregate indebtedness)		100,000
Excess net capital	$	385,517
Aggregate Indebtedness	$	806,912
Ratio of aggregate indebtedness to net capital		1.66 : 1

No material differences exist between the computation of net capital presented above and the computation of net capital reported in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2018 filed on March 14, 2019.

Portfolio Resources Group, Inc.

Schedule II
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2018

Portfolio Resources Group, Inc. (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in the paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2018.

EISNERAMPER

EisnerAmper LLP
900 South Pine Island Road, Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portfolio Resources Group, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Portfolio Resources Group, Inc. (the "Company") identified the following provisions of 17.C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EISNERAMPER LLP
Fort Lauderdale, Florida
March 18, 2019



Portfolio Resources Group, Inc.

Rule 15c3-3 Exemption Report
Year Ended December 31, 2018

Portfolio Resources Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from SEC Rule 15c3-3 under the following provisions of 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Antonio Camejo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

President
Title

See Report of Independent Registered Public Accounting Firm

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